UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

RENALYTIX PLC

(Name of Issuer)

ORDINARY SHARES
(Including Ordinary Shares Underlying American Depository Shares)

(Title of Class of Securities)

75973T101 (American Depository Shares)

(CUSIP Number)

Mount Sinai Health System, Inc.
150 East 42nd Street
Suite 2-B.17
New York, NY 10017
212.659.8105
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 26, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 75973T101 (American Depository Shares)

1	NAMES OF REPORTING PERSONS ICAHN SCHOOL OF MEDICINE AT MOUNT SINAI (“ISMMS”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 22,286,727[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 22,286,727[1]
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,286,727[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.42%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

______
1 Includes 204,501 ordinary shares, nominal value £0.0025 per share (the “Ordinary Shares”) issuable upon exercise of vested options (the “Options”). The voting and investment authority of the Ordinary Shares is vested in those persons who from time to time are the executive officers of ISMMS.
2 Ownership calculation based on 154,368,191 Ordinary Shares outstanding as of April 24, 2024 (after taking into account the transactions described in this Amendment No.1), as reported by Renalytix plc (the “Issuer”) in the press release issued on April 25, 2024.

CUSIP No. 75973T101 (American Depository Shares)

1	NAMES OF REPORTING PERSONS THE MOUNT SINAI HOSPITAL (“MSH”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 1,897,500[3]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,897,500[3]
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,897,500[3]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.23%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

______
3 MSH is the record and beneficial owner of 948,750 American Depository Shares (“ADS”), each of which represents two Ordinary Shares of the Issuer. The voting and investment authority of the ADS, and the underlying Ordinary Shares, is vested in those persons who from time to time are the executive officers of MSH.

CUSIP No. 75973T101 (American Depository Shares)

1	NAMES OF REPORTING PERSONS MOUNT SINAI HOSPITALS GROUP, INC. (“MSHG”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0[4]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

______
4 As the sole member of MSH, MSHG may be deemed to beneficially own the ADS, and the Ordinary Shares underlying ADS, held by MSH. MSHG disclaims beneficial ownership of all such securities.

CUSIP No. 75973T101 (American Depository Shares)

1	NAMES OF REPORTING PERSONS MOUNT SINAI HEALTH SYSTEM, INC. (“MSHS”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0[5]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

______
5 As the sole member of ISMMS, MSHS may be deemed to beneficially own the ADS, Ordinary Shares and Options, and the Ordinary Shares underlying the ADS and Options, held by ISMMS. As the sole member of MSHG, MSHS may be deemed to beneficially own the ADS, and the Ordinary Shares underlying the ADS, held by MSH. MSHS disclaims beneficial ownership of all such securities.

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D relates to the ordinary shares, nominal value £0.0025 per share (“Ordinary Shares”) of Renalytix plc, a company incorporated in England and Wales (the “Issuer”), and is being filed to amend and supplement the initial Schedule 13D filed on February 10, 2023 (the “Schedule 13D”) by the Icahn School of Medicine at Mount Sinai (“ISMMS”), The Mount Sinai Hospital (“MSH”), Mount Sinai Hospitals Group, Inc. (“MSHG”), sole member of MSH, and Mount Sinai Health System (“MSHS”), sole member of each of ISMMS and MSHG, who are collectively referred to herein as the “Reporting Persons.”

Except as specifically provided herein, this Amendment No.1 does not modify any of the information previously reported in the Schedule 13D.

Item 1.	Security and Issuer

Item 1 of this Amendment No. 1 incorporates herein by reference the information set forth in Item 1 of the Schedule 13D.

Item 2.	Identity and Background

Item 2 of this Amendment No. 1 incorporates herein by reference the information set forth in Item 2 of the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On April 24, 2024, ISMMS acquired 9,360,374 Ordinary Shares of the Issuer in the second tranche (the “Second Tranche”) of a private placement of the Issuer (the “Private Placement”) pursuant to the Placing Agreement dated as of March 12, 2024 (the “Placing Agreement”) with Stifel Nicolaus Europe Limited. The Issuer issued 19,986,031 Ordinary Shares in the first tranche (the “First Tranche”) of the Private Placement, which was closed on March 14, 2024, and 26,815,841 Ordinary Shares in the Second Tranche, which was closed on April 24, 2024 after the receipt of the requisite shareholder approval.

ISMMS purchased the Ordinary Shares for approximately $2.3 million, which is equivalent to a price of 20 pence per Ordinary Share (or approximately $0.25 per share based on a conversion rate of 1 GBP to $1.2498 on April 23, 2024).

Item 4.	Purpose of Transaction

Item 4 of this Amendment No. 1 incorporates herein by reference the information set forth in Item 4 of the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Items 5(a)-(c) of the Schedule 13D are hereby amended and supplemented as follows:

(a) and (b)    Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.

Calculations of the Ordinary Shares beneficially owned assumes 154,368,191 Ordinary Shares outstanding as of April 24, 2024 (after taking into account the transactions described in this Amendment No.1), as reported by the Issuer in the press release issued on April 25, 2024.

MSHG disclaims beneficial ownership over all securities beneficially owned by MSH, other than for the purpose of determining obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the filing of this Schedule 13D shall not be deemed an admission that MSHG is the beneficial owner of such securities for any other purpose.

MSHS disclaims beneficial ownership over all securities beneficially owned by ISMMS and MSHG, other than for the purpose of determining obligations under the Exchange Act, and the filing of this Schedule 13D shall not be deemed an admission that MSHS is the beneficial owner of such securities for any other purpose.

(c)  Except as set forth in this Amendment No. 1, during the past 60 days, none of the Reporting Persons conducted transactions in the Ordinary Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Registration Rights

Pursuant to the Placing Agreement, the Issuer has agreed to file a resale registration statement with the U.S. Securities and Exchange Commission (the “SEC”) within 45 days following the closing of the First Tranche to register the Ordinary Shares issued and sold in the First Tranche and to file a resale registration statement with the SEC within 45 days following the closing of the Second Tranche to register the Ordinary Shares issued and sold in the Second Tranche, which will include the Ordinary Shares acquired by ISMMS. The Placing Agreement also provides that the Issuer will pay all expenses relating to such registrations and indemnify the registration rights holders against (or make contributions in respect of) certain liabilities which may arise under the Securities Act of 1933, as amended, or otherwise.

Item 7.	Material to Be Filed as Exhibits

Item 7 of this Amendment No. 1 incorporates herein by reference the information set forth in Item 7 of the Schedule 13D.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 26, 2024

ICAHN SCHOOL OF MEDICINE AT MOUNT SINAI

By:	/s/ Stephen Harvey
Name:	Stephen Harvey
Title:	Chief Financial Officer

THE MOUNT SINAI HOSPITAL

By:	/s/ Stephen Harvey
Name:	Stephen Harvey
Title:	Chief Financial Officer

MOUNT SINAI HEALTH SYSTEM, INC.

By:	/s/ Stephen Harvey
Name:	Stephen Harvey
Title:	Chief Financial Officer

MOUNT SINAI HOSPITALS GROUP, INC.

By:	/s/ Stephen Harvey
Name:	Stephen Harvey
Title:	Chief Financial Officer

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)